Intersections Inc.
14901 Bogle Drive
Chantilly, Virginia 20151

BY EDGAR

January 5, 2007

Ms. Megan Akst
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Intersections, Inc. Form 10-K for the Year Ended December 31, 2005 Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006 File No. 005-50580

Dear Ms. Akst:

Reference is made to your letter dated December 21, 2006, addressed to Michael Stanfield, in which you reviewed and had certain comments to the above referenced filings made by Intersections Inc. (the “Company”) with the Securities and Exchange Commission.

This letter confirms my telephonic discussion of January 4, 2007 with Kathleen Collins, Accounting Branch Chief, pursuant to which the Company requested, and Ms. Collins agreed, to extend the response date an additional 10 days to January 23, 2007. The Company received the letter on Thursday, December 21, 2006, at a time when the Company is focusing on finalizing its year-end results and preparing its Annual Report on Form 10-K, and when certain of the Company’s accounting staff and senior officers were on vacation for the year-end holidays.

If you should have any questions, please contact the undersigned directly at (703) 488-1744.

Very truly yours,

/s/ Madalyn S. Behneman

Madalyn S. Behneman
Vice President of Finance and Accounting and
Acting Principal Financial Officer

cc: Ms. Kathleen Collins